Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series M – Fixed Rate	Registration No. 333-163273
August 9, 2012

PACCAR Financial Corp.

Medium-Term Notes, Series M – Fixed Rate

CUSIP #69371RK88

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ Barclays Capital Inc.

☐ Citigroup Global Markets Inc.

☐ BNP Paribas Securities Corp.

☒ Mitsubishi UFJ Securities (USA), Inc.

☐ Goldman, Sachs & Co.

☒ J.P. Morgan Securities LLC

☒ Other: ING Financial Markets LLC

                  U.S. Bancorp Investments, Inc.

acting as ☒ principal ☐ agent

at:	☐ varying prices related to prevailing market prices at the time of resale ☒ a fixed initial public offering price of 99.905% of the Principal Amount.

Principal Amount: $300,000,000	Original Issue Date: August 14, 2012 (T+3)

Agent’s Discount or Commission: 0.200%	Final Maturity Date: August 14, 2015

Net Proceeds to Company: $299,115,000	Interest Payment Date(s): February 14 and August 14, commencing February 14, 2013 Record Dates: January 31 and July 31 preceding the applicable Interest Payment Date

Treasury Benchmark: 0.250% due July 15, 2015

Treasury Yield: 0.382%

Reoffer Spread: T+40 bps

Reoffer Yield: 0.782%

Interest Rate: 0.750% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.

☐	The Notes may be redeemed at our option prior to the Maturity Date.
Initial Redemption Date:
Initial Redemption Percentage: ____%
Annual Redemption Percentage Reduction: ____% until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.

☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes. Option Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars, see attached)

Minimum Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Exchange Rate Agent: (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐

    Issue Price:                 %

Form:        ☒  Book-Entry            ☐  Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
J.P. Morgan Securities LLC	Bookrunner	$125,000,000
Mitsubishi UFJ Securities (USA), Inc.	Bookrunner	$125,000,000
ING Financial Markets LLC	Co-Manager	$25,000,000
U.S. Bancorp Investments, Inc.	Co-Manager	$25,000,000
Total		$300,000,000.00

Other Provisions: N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, J.P. Morgan Securities LLC, Mitsubishi UFJ Securities (USA), Inc. or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533 or Mitsubishi UFJ Securities (USA), Inc., toll-free at 1-877-649-6848.